August 29, 2024

Adi Mor
Chief Executive Officer
Chemomab Therapeutics Ltd.
Kiryat Atidim, Building 7
Tel Aviv, Israel 6158002

       Re: Chemomab Therapeutics Ltd.
           Registration Statement on Form F-3
           Filed August 23, 2024
           File No. 333-281750
Dear Adi Mor:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Matthew Randolph